UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Quorum Health Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74909E106

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Credit Fund Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Credit Advisors (US) LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons Kohlberg Kravis Roberts & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management Holdings Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons Powell Investors II Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Special Situations Fund II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Special Situations (EEA) Fund II L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Associates Special Situations (EEA) II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Special Situations (Offshore) II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,759,131

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,759,131

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,131

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,018,781

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,018,781

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,018,781

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,018,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,018,781

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,018,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,781

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) filed by the Reporting Persons (as defined below) relates to the addition of the Additional Reporting Persons (as defined below) to this Schedule 13D as a result of the acquisition of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Quorum Health Corporation., a Delaware corporation (the “Issuer”) by the Additional Reporting Persons since the date of the Statement on Schedule 13D filed on March 30, 2017 (the “Original Filing”) and to report a change in the number of shares beneficially owned by the Reporting Persons since the Original Filing.  This Amendment No. 1 amends and supplements the Original Filing (as amended by this Amendment No. 1, this “Schedule 13D”), filed with respect to the Common Stock of the Issuer.  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.   Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i)	KKR Credit Fund Advisors LLC, a Delaware limited liability company (“KCFA”);
(ii)	KKR Credit Advisors (US) LLC, a Delaware limited liability company (“KCA”);
(iii)	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);
(iv)	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);
(v)	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);
(vi)	Powell Investors II Limited Partnership, a Cayman Islands limited partnership (“Powell”);
(vii)	KKR Special Situations Fund II Limited, a Cayman Islands limited company (“Fund II Limited”);
(viii)	KKR Special Situations (EEA) Fund II L.P., a limited partnership organized under the laws of England and Wales (“Fund II LP”);
(ix)	KKR Associates Special Situations (EEA) II Limited, a Cayman Islands limited company (“KKR Associates II”);
(x)

KKR Special Situations (Offshore) II Limited, a Cayman Islands limited company (“Offshore II Limited” and collectively with the entities listed in items (i) and (vi) through (ix), referred to herein as the “Additional Reporting Persons”);

(xi)	KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”);
(xii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(xiii)	KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);
(xiv)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(xv)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(xvi)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(xvii)	Henry R. Kravis, a United States citizen; and
(xviii)	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xviii) are collectively referred to herein as the “Reporting Persons”).

KCA acts, including through its subsidiaries including KCFA, as an investment advisor for a number of client accounts (the “Client Accounts”), which Client Accounts purchased the securities reported herein.  Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KCA. KKR Management Holdings is a general partner of one of the Client Accounts and is the general partner of Kohlberg Kravis Roberts & Co. and KKR Management Holdings Corp. is the general partner of KKR Management Holdings.

Fund II Limited is the general partner of Powell.  Fund II LP is the general partner of Fund II Limited.  KKR Associates II is the general partner of Fund II LP.  Offshore II Limited is the general partner of KKR Associates II.  KKR Fund Holdings is the general partner of Offshore Limited II and an indirect general partner of certain of the other Client Accounts KKR Fund Holdings GP is the general partner of KKR Fund Holdings.

KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp. and KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR

Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KCA are Nathaniel Zilkha, Alan Burke, Todd Builione, Edward Brandman, Jeffrey Van Horn, Nicole Macarchuk, and Annette O’Donnell-Butner. Each of Ms. Macarchuk and Mr. Van Horn is a director of Fund II Limited and KKR Associates II.  Each of Ms. Macarchuk and Messrs. Van Horn and William J. Janetschek and David J. Sorkin is a director of Offshore II Limited.  Each of Messrs. Janetschek, Sorkin and Todd A. Fisher is a director of KKR Management Holdings Corp., KKR Fund Holdings GP and KKR Group. Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is an executive officer of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Kravis, Roberts, Janetschek, Fisher and Sorkin is an executive officer of KKR Management.

Each of Messrs. Fisher, Janetschek, Sorkin, Zilkha, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is a United States citizen. Mr. Burke is a citizen of Ireland.

The Reporting Persons have entered into a joint filing agreement, dated as of April 11, 2017, a copy of which is attached hereto as Exhibit A.

(b)                                 The address of the principal business office of Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, Offshore II Limited, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Fisher, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of KCA, KCFA, Powell, Fund II Limited, Fund II LP, KKR Associates II and Messrs. Zilkha, Burke, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is:

c/o KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(c)                                  Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

Powell is principally engaged in the business of investing in securities.  Fund II Limited, Fund II LP, KKR Associates II and Offshore II Limited are principally engaged in the business of being the general partner of investment entities affiliated with KKR Fund Holdings, including, directly or indirectly, Powell.

KCA and KCFA are principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Zilkha, Burke, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

KCA acts, including through its subsidiaries including KCFA, as an investment advisor for a number of Client Accounts, including Powell, which Client Accounts purchased the securities reported herein as beneficially owned for a total purchase price of approximately $13,150,601. The source of funds for such transactions was cash available in the Client Accounts.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) As an investment advisor or the parent of an investment advisor, to a number of Client Accounts, as of April 11, 2017, KCA may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 2,018,781 shares of Common Stock (the “Total Reported Shares”), which represents approximately 6.8% of the Common Stock outstanding, based on 29,482,050 shares of Common Stock outstanding as of December 31, 2016, as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 29, 2017.

As of April 11, 2017, Powell has directly acquired, and may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 1,759,131 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 6.0% of the Common Stock outstanding. In addition, as an investment advisor to Powell, KCFA, a direct wholly-owned subsidiary of KCA, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) a total of 1,759,131 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 6.0% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KCA), KKR Management Holdings (as a general partner of one of the Client Accounts and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), Fund II Limited (as the general partner of Powell), Fund II LP (as the general partner of Fund II Limited), KKR Associates II (as the general partner of Fund II LP), Offshore II Limited (as the general partner of KKR Associates II), KKR Fund Holdings (as an indirect general partner of certain of the Client Accounts, including Powell), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the holder of all of the outstanding equity interests in KKR Fund Holdings GP, a general partner of KKR Fund Holdings, and the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the Client Accounts and reported herein.  None of Messrs. Fisher, Janetschek, Sorkin, Zilkha, Burke, Builione, Brandman, or Van Horn or Mses. Macarchuk or O’Donnell-Butner beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c) The Client Accounts acquired a total of 355,600 shares of Common Stock in open market purchases on the New York Stock Exchange since the date of the Original Filing as follows:

Date	Shares of Common Stock Purchased	Weighted Average Purchase Price
4/5/2017	100,000.00	$5.1453
4/6/2017	100,000.00	$5.1131
4/7/2017	100,000.00	$4.9706
4/10/2017	55,600.00	$5.0360

(1)  NTD: Fried Frank to update.

(d) The disclosure in Item 3 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A of Item 7 is hereby amended and restated as follows:

Exhibit A                                             Joint Filing Agreement, dated as of April 11, 2017, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017

KKR CREDIT FUND ADVISORS LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Vice President

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

POWELL INVESTORS II LIMITED PARTNERSHIP

By:	KKR Special Situations Fund II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS FUND II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

By:	KKR Associates Special Situations (EEA) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (EEA) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (OFFSHORE) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT LIST TO AMENDMENT NO. 1

Exhibit A               Joint Filing Agreement, dated as of April 11, 2017, by and among the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Quorum Health Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 11, 2017

KKR CREDIT FUND ADVISORS LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Vice President

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

POWELL INVESTORS II LIMITED PARTNERSHIP

By:	KKR Special Situations Fund II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS FUND II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

By:	KKR Associates Special Situations (EEA) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (EEA) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (OFFSHORE) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact